CHARTERED SEMICONDUCTOR MANUFACTURING LTD.
(Registration No. (UEN) 198703584K)
(Incorporated in the Republic of Singapore)

CONVERTIBLE REDEEMABLE PREFERENCE SHARES
(Common Code 022540882, ISIN XS0225408821)

Unless otherwise defined, all capitalised terms used herein shall bear the same meaning as in Article 4A of the Articles of Association of Chartered (“Articles”) and Chartered’s announcement dated March 10, 2009 and April 6, 2009 in relation to the adjustments to the conversion price of its Preference Shares due to its renounceable underwritten rights offering and proposed share consolidation exercise.

Adjustments to Conversion Price due to Consolidation

Further to Chartered’s announcements on March 10, 2009 and April 6, 2009, following the shareholder approval for the consolidation of every ten Ordinary Shares into one Consolidated Ordinary Share at the Extraordinary General Meeting convened on April 30, 2009, the definitive adjusted Conversion Price is US$4.12 per Consolidated Ordinary Share. Pursuant to Article 4A.17(2) of the Articles, the adjustment to the Conversion Price will take effect from 9.00 a.m. on May 21, 2009.

Issued by
Chartered Semiconductor Manufacturing Ltd.

May 21, 2009, Singapore